File No. 812-13555

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Pacific Investment Management Company LLC

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Please send all communications to:

W. John McGuire, Esq.

Michael Berenson, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 79 sequentially numbered pages (including exhibits)

I.	SUMMARY OF APPLICATION		4

	A.	Request for Order	4

	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	7

II.	BACKGROUND		8

	A.	The Trust	8

	B.	The Adviser	9

	C.	The Distributor	10

	D.	The Underlying Index	10

III.	APPLICANTS’ PROPOSAL		11

	A.	Operation of the Funds	11

	B.	Purchases and Redemptions of Shares and Creation Unit Aggregations	15

	C.	Applicability to Funds	29

	D.	Likely Purchasers of Shares	29

	E.	Disclosure Documents	30

	F.	Sales and Marketing Materials	32

	G.	Availability of Information Regarding Shares and Underlying Indexes	34

	H.	Dividend Reinvestment Service	38

	I.	Shareholder Transaction Expenses	40

	J.	Shareholder Reports	40

IV.	IN SUPPORT OF THE APPLICATION		40

	A.	Summary of the Application	40

	B.	Trading History of Similar Products	43

	C.	The Product Does Not Raise Concerns	43

V.	REQUEST FOR EXEMPTIVE RELIEF		46

	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	46

	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	48

	C.	Exemption from the Provisions of Section 22(e)	51

	D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	54

VI.	REQUEST FOR SECTION 12(D)(1) RELIEF		59

	A.	Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)	59

VII.	LEGAL ANALYSIS		62

	A.	Section 12(d)(l)	62

	B.	Sections 17(a), 17(b) and 6(c)	67

VIII.	EXPRESS CONDITIONS TO THIS APPLICATION		69

IX.	NAMES AND ADDRESSES		76

X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES		78

EXHIBIT A – VERIFICATION			79

X. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

The Applicants file this Amendment to an Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page. Also, Applicant have attached as exhibits to the Application the required verifications, and proposed notice of application.

Brent R. Harris is authorized to sign and file this document on behalf of the Adviser and the Trust.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

Dated: May 19, 2009

Pacific Investment Management Company LLC

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director

PIMCO ETF Trust

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	President

EXHIBIT A - Verification

State of California	)
) ss:
County of Orange	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amendment to an Application for an order for and on behalf of Pacific Investment Management Company LLC; that he is a Managing Director of such company; and that all actions taken by the members and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director

State of California	)
) ss:
County of Orange	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amendment to an Application for an order for and on behalf of PIMCO ETF Trust; that he is the President of such company; and that all actions taken by the members and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	President

79